

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

Sumit Singh
CEO
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, Florida 33004

> **Re: Chewy, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2 Filed May 30, 2019**
> **Amendment No. 3 Filed June 3, 2019**
> **File No. 333-231095**

Dear Mr. Singh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1/A filed June 3, 2019

Intercompany Loan Agreements, page 79

1.   We note the expanded disclosure in this section. Please tell us what consideration you gave to including disclosure about this agreement in your *Certain Relationships and Related Party Transactions* section and to including it as an exhibit. See Items 404 and 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-8

2.   Please tell us your consideration of providing the product group disclosures required by ASC 280-50-40; for example, revenues might be disaggregated for consumables, premium

consumables, supplies and pharmacy items or on some other basis.

You may contact Tatanisha Meadows at 202-551-3322 or Robyn Manuel at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products